NO ACT

DC
PE
2-5-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


08045140

April 2, 2008

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section: 14A-8
Rule:
Public
Availability: 4/2/2008

Re: General Motors Corporation
Incoming letter dated February 5, 2008

Dear Ms. Larin:

This is in response to your letters dated February 5, 2008 and March 16, 2008 concerning the shareholder proposal submitted to General Motors by Robert W. Hartnagel. We also have received letters from the proponent dated February 7, 2008 and March 18, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 5, 2008

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the revised proposal received on November 21, 2007 from Robert W. Hartnagel (Exhibit A) from the General Motors Corporation ("General Motors" or "GM") proxy materials for the 2008 Annual Meeting of Stockholders. The proposal provides:

> RESOLVED: General Motors shareholders request our Board of Directors to halt the senior executive compensation windfall that is being created by directing the entire financial saving resulting from the elimination of incentive award payments to half GM's top management group into the annual incentive compensation and lifetime pension entitlements of surviving executives.

General Motors intends to omit the proposal under Rule 14a-8(i)(7) (relates to ordinary business matters).

The Commission has stated that one of the principles underlying the exclusion for ordinary business operations in Rule 14a-8(i)(7) is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Exchange Act Release No. 34-40018 (May 21, 1998). The same release made it clear that proposals dealing with "the management of the workforce, such as the hiring, promotion, and termination of employees," relate to ordinary business matters. The proposal refers to compensation for "any one of Management" without further describing that group. In Staff Legal Bulletin No. 14A (July 12, 2002), the Staff described its "bright-line analysis" applied to determine if proposals concerning compensation deal with ordinary business matters:

- We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and

- We do not agree with the view of companies that they may exclude proposals that concern only senior executives and director compensation in reliance on rule 14a-8(i)(7).

The resolution challenges executive compensation, arguing that as GM's incentive award programs for executives should be revised to provide that as the number of executives decreases, the formula for determining the pool of revenue available for distribution among the participants in the program should be adjusted accordingly. The supporting statement, supplemented by Attachment D provided by the proponent with the proposal and subsequently revised (Exhibit B), make it clear that the resolution would affect compensation to "bonus eligible" employees. Approximately 2,300 General Motors employees are bonus eligible, which is regarded as the indicator of an executive at General Motors. Since all 2,300 executive employees are eligible to receive annual incentive awards, it appears that the proposal would apply well beyond the limits of executive officers and would therefore be excludible as ordinary business under Rule 14a-8(i)(7).

In the supporting statement and Attachment D, the proponent argues that a 1986 change in the terms of the retirement plan applicable to all salaried employees magnified the undesirable effects of the increased bonus compensation resulting from the decrease in the number of bonus eligible employees. It is not clear whether the proposal seeks to reverse this change in the salaried employees' retirement plan, but if so, it obviously would relate to general compensation matters rather than compensation of executive officers.

Last year, the Staff stated that it would not recommend enforcement if GM omitted a similar proposal from the same proponent unless the proposal was revised to make it clear that it was directed at compensation of executive officers rather than general compensation policy. General Motors Corporation (April 4, 2007). The proponent then submitted a revised proposal in which he had inserted "senior" before "executive" or "management." We did not believe that this revision effectively limited the proposal to the compensation of executive officers and therefore did not include the proposal in the proxy materials for the 2007 Annual Meeting. We note that the proposal for the 2008 Annual Meeting refers to "the senior executive compensation windfall" only in the context of "GM's upper management group" who are eligible for annual incentive compensation, i.e, the 2,300 bonus eligible employees. Once again, the proposal relates to the formula for determining the amount of money available for incentive compensation awards to eligible employees, which is a much larger group than the executive officers. Since the proposal thus addresses general compensation matters as well as compensation for the executive officers who comprise a small portion of the bonus eligible employees, it may be excluded as ordinary business under Rule 14a-8(i)(7).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2008 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Robert W. Hartnagel

Exhibit A

To: A. Laun
C: S. Colby

BY CERTIFIED MAIL-NO 7001 2510 0008 4923 3250-RETURN RECEIPT REQUESTED

November 20, 2007

RECEIVED

NOV 27 2007

OFFICE OF SECRETARY
DETROIT

Nancy E. Polis
Secretary of the Corporation
General Motors Corporate Headquarters
300 Renaissance Center
Mail Code 482-C38-B71
P.O. Box 300
Detroit, MI 48265-3000

Dear Ms. Polis:

For the fourth consecutive year since December 19, 2003, I am submitting the enclosed stockholder proposal urging prompt action by the GM Board of Directors to control the skyrocketing lifetime pension entitlements of GM's highest level executive group. (Please see Attachment A)

As you are aware, my previous proposal was excluded from 2007 proxy materials despite the Securities and Exchange Commission's unequivocal rejection of GM's request for a "no-action letter" sanctioning this omission. (Attachment B)

To insure that only accurate data will be used in any future communications regarding this proposal, I would like to request that I be promptly advised of the total annual dollar amount GM's highest-paid retiree has received in each calendar year since January 1, 1978, along with a separate year-to-date amount for the 11-month period ending November 30, 2007.

As you know, General Motors has not responded to any of my previous requests to confirm (and if necessary, correct) the proxy statement and other data that was used in making the particular calculations that were previously furnished to GM management for this specific purpose. In support of my latest request, I have included as Attachment C a copy of an Automotive News article stating that shareholders in attendance at a GM Annual Meeting shortly in advance of the commencement of GM's earliest "restructuring" initiatives were informed by former Chairman Thomas A. Murphy that "GM's highest-paid retiree receives just over $117,000 a year."

Obviously, the importance of clearly differentiating between proxy statement disclosures regarding estimated future senior executive pension benefit entitlements and the actual dollar amount that is eventually received can hardly be overstated. To illustrate the importance of this distinction, if the latest proxy statement total pension projection for GM's current chief executive officer (**$16.4 million**) were to be compared to the pre-restructuring "highest-paid retiree" amount identified above (**$117,000**), it would suggest that comparable top executive pensions have increased **more than thirteen thousand percent** since that time. Even this increase, however, might not reflect such key considerations as, for example, the GM Board's discretion to award additional years of credited service to designated key executives for the purpose of calculating pension benefit accruals, or a considerable number of other compensation factors that cannot be predicted, but which clearly have the potential for substantially increasing the total eventual lifetime benefit entitlement.

Only actual pension payout numbers can provide a clear view of the full financial impact of these enormous lifetime pension benefit increases and thereby insure an accurate "apples-to-apples" comparison with previous disclosures that have been made to shareholders attending GM annual meetings.

I also want to offer General Motors an opportunity to promptly confirm, or if necessary correct, the information contained in the document identified as Attachment D. It is meant to replace and supercede the information that was previously provided to you as Attachment C to my letter of December 15, 2005 in conjunction with the second submission of this shareholder proposal.

Finally, I am also providing the required brokerage statement certifying that, for the past twelve months, my investment in GM common stock has continuously exceeded the level required under Proxy Rule 14a-(f)(1). (Attachment E) In the event this proposal is included in the 2007 proxy statement, I will continue to own this stock until the date of the next GM Annual Meeting.

Please notify me if any additional information is needed.

Sincerely,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

Attachment A

Robert W. Hartnagel November, 2007 General Motors shareholder proposal:

RESOLVED: GM shareholders request our Board of Directors to halt the senior executive compensation windfall that is being created by directing the entire financial saving resulting from the elimination of incentive award payments to half of GM's upper management group into the annual incentive compensation and lifetime pension entitlements of surviving executives.

We urge the Board to immediately begin the process of eliminating this huge compensation bonanza by developing a "leveling formula" to reduce the amount of payments that can be used to calculate the pension benefits of GM's highest level executive group. The proposed formula would act to routinely adjust these benefit accruals by the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives.

When highly paid executives who are performing their regular management duties create a substantial financial saving by using company-supplied technology, company facilities, and the efforts of other company personnel working on company time, that saving belongs to the company and its shareholders. It should not be treated simply as a compensation windfall for the executives who produced it.

SUPPORTING STATEMENT: In accordance with early GM "restructuring" objectives, the total number of executives eligible to receive annual incentive compensation awards was reduced by more than fifty percent. At the same time, the formula which routinely determined the total amount of revenue that could be made available for the payment of executive incentive awards in any given year (irrespective of the number of executives who were eligible to receive such awards) remained unchanged. As a result, each year since this massive executive head count reduction was accomplished, the formula continued to generate an aggregate level of funding that was comparable to what previously would have been paid to almost twice the current number of GM executives.

Instead of directing this potential saving toward the attainment of overall GM financial operating objectives, the entire amount is being distributed each year to surviving and current GM executives in the form of greatly expanded incentive compensation payments. While this practice has been justified to shareholders on the basis of surveys of industry-wide compensation practices, these surveys primarily reflect a "racing-your-own-shadow" comparison with companies whose highest level executives are also benefiting from precisely the same kind of restructuring-generated incentive award windfall.

Of even greater significance, however, are the longer term consequences of this practice. Due to a series of concurrent modifications to the GM Salaried Employee Retirement Benefit Plan, these same inflated annual incentive awards now are becoming translated into enormously expanded pension entitlements for a steadily increasing number of senior executive retirees. As a result, this employee benefit plan has been in effect transformed into an extremely lucrative, lifetime, deferred compensation arrangement for senior level management, as well as a huge unfunded long term liability for GM.

It is time to put the brakes on skyrocketing top executive pensions. Vote FOR this proposal.

Attachment B



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 19, 2007

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Re: General Motors Corporation
Incoming letter dated April 10, 2007

Dear Ms. Larin:

This is in response to your letter dated April 10, 2007 concerning the shareholder proposal submitted to General Motors by Robert W. Hartnagel. We also have received letters from the proponent on April 12, 2007 and April 13, 2007. On April 4, 2007, we issued our response expressing our informal view that General Motors could not exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Attachment C

Automotive News 5/27/78

Recalls cost 3 cents per share, for example

It's the GM trivia that fascinates

By John K. Teahen Jr.
Managing Editor

Stockholders' meetings are generally long, dull affairs, but the questions aimed at the chief executive often bring forth enough little-known facts about corporate operations to make the sessions worthwhile.

That was the situation at the recent General Motors annual meeting in Detroit.

The meeting was attended by 671 persons, lowest count since the annual event was moved to Detroit in 1965. The 1977 attendance was 674. The talkathon lasted four hours and one minute, which was rather short by GM standards.

Most of the questions came from such perennial meeting-goers as Lewis Gilbert, Wilma Soss and Evelyn Y. Davis. At GM, another active participant is George Sitka, an abrasive and persistent stockholder from Bristol, Conn.

A popular question this year was the involvement of relatives of GM executives in GM dealerships, brought to prominence by the lawsuit involving the Cadillac-dealer son of President E. M. Estes.

Chairman Thomas A. Murphy disclosed that less than one percent of the 13,600 GM dealerships in the U. S. and Canada are owned by relatives of GM executives. A GM executive is defined as an employe on the bonus roll.

Another 6 percent of the GM outlets are owned by former GM employes. These include retired executives and former field men for the vehicle divisions and Motors Holding Division.

Murphy explained that a GM employe may not acquire a dealership. The employe must report any such acquisition by a family member or relative.

The subject of dualing with non-GM products was brought up by Don Rosso, who handles Buick, Oldsmobile, Pontiac and GMC trucks in Grand Haven, Mich. Why let dealers sell GM products and others from the same facilities, he asked, and added: "You wouldn't keep your wife and your mistress in the same house."

Estes explained that if the dealer has the facilities to handle GM makes and others, "we have no complaint, and there is nothing we can do about it." Murphy added that there are "definite legal restraints on us in this matter."

How GM spends its money is always an interesting topic. GM has so much money that it would take pages to list even a fraction of its expendi res, but here are a few 1977 i ns that surfaced at the mee ng:

Legal fees am ted to $32 million, and GM ent $4 million for auditing se vices worldwide.

• Advertising in a media totaled $227 million the U.S. and $16 millio n Canada. Health care was major expense—$1.6 billion

The ill-fated e ne switch, in which Chevrole -8 engines were installed in ne B-O-P cars, will cost $30 llion, and recalls last year $20 million.

Murphy, ever the nance man, prefers to refer to se two expenditures as five ts a share and three cents a share, after taxes.

Charitable and educational contributions came to $13.6 million plus another $12 million to operate General Motors Institute.

Contributions were the subject of a shareholder resolution, and discussion prompted one speaker to nominate the corporation for the Golden Fleece of the Year Award "for the way GM has fleeced stockholders out of $26 million."

The Golden Fleece Award is a project of Senator William Proxmire to call attention to spendthrift government actions.

GM's fleet of airplanes remains at 14, the same as last year. Thirteen are in service and one is on lease.

Midway in the meeting, Murphy and Wilma Soss got into a shouting match over whether Soss should be allowed another turn at the microphone. She said she was entitled to a turn for herself and one for the proxies she held. Murphy disagreed, and the chairman prevailed, although Soss threatened to file charges of illegal conduct of the meeting.

Discussion of a resolution on retirement pay brought forth the information that GM's highest-paid retiree receives just over $117,000 a year.

Four former chairmen are on the GM retirement roll—Richard C. Gerstenberg, James M. Roche, Frederic G. Donner and Albert Bradley. Roche is also a former president.

Do Murphy and President Estes enjoy their chauffeur-driven limousines? The question is academic. Murphy revealed that he rides in an Oldsmobile Cutlass Salon and Estes in a Buick Century.

There are several bankers on GM's board of directors, and a shareholder wondered how much GM has on deposit with their institutions.

Murphy replied that the figure is less than one-tenth of one percent of that bank's deposits. He said GM deals with 323 banks and that GM's deposits in each are modest in relation to GM's funds and to that bank's funds.

• At a post-meeting news conference, Murphy talked about GM's new pricing policy which involves smaller hikes at various intervals instead of one massive boost at the beginning of the model year. GM's most recent increase (an average of $100) was effective May 1, but Murphy would not rule out another hike before the end of the '78 model year.

He was also asked about employes working beyond 65 under the new retirement that raises the age to 70.

Noting that average retirement age last year was 58 years and three months for hourly workers and 58 years and nine months for salaried workers, he said, "I think this will continue. I think retirement should be an opportunity, not a stigma." He added that "we must do a better job of evaluation" so the best people don't retire and the poorer ones stay.

Expense accounts were mentioned at the meeting, and they are not as large as one might think. For 58 GM officers last year, the total was $370,000.

Murphy's expense account for 1977 was $7,000.

Attachment D

HOW–AND WHY–TOP EXECUTIVE PENSION BENEFITS "SKYROCKETED"

"Recovery" percentage: 35 vs. 45 yrs. of service	Year	Projected CEO final 5-yr. earnings base
	2004	$ 4,155,500
	2003	4,460,600
	2002	3,554,333
	2001	4,403,300
	2000	4,293,000
	1999	3,451,000
	1998	3,270,000
	1997	2,709,583
67 / 86 %		
	1996	1,088,183
	1995	1,246,677
	1994	1,498,750
	1993	973,500
	1992	1,498,750
	1991	2,064,833
	1990	883,333
	1989	793,333
	1988	721,667
54 / 73 %		
	1987	658,333
	1986	135,933
	1985	166,413
	1984	154,919
25 %		
	1983	154,919
	1982	143,544
	1981	92,335
	1980	85,000

Modifications to salaried employee pension plans and key changes in proxy statement disclosure practices

KEY POINT: The final projected five-year earnings base identified in 1980 and 2004 proxy statements for purposes of estimating future CEO pension benefit entitlements increased 4,771 percent (or from $85,000 to $4,155,500 respectively). At the same time this expansion was occurring, the "recovery formula" (i.e., the percentage of total compensation that is paid as a pension benefit) was increased from a "capped" maximum benefit amount of $110,000 under the Salaried Employee Retirement Plan to an "uncapped" 86 % percent of the compensation base shown here. As identified below, the timing and nature of GM proxy statement disclosures prevented shareholders from identifying, until long after proposed benefit plan changes had been authorized, the full consequences of the modifications they had been called upon to approve.

The omission of data reflecting both the annual dollar amount of bonus awards granted, and the specific number of individuals receiving them, served to conceal the fact that a that a fifty percent reduction in bonus eligible personnel was not accompanied by a commensurate reduction in the total aggregate amount of bonus compensation being distributed to "surviving" executives.

From 1996 forward, proxy statements disclosed only compensation data for the five top executive officers. At no time since 1988 has any proxy statement disclosed the total aggregate dollar amount of annual bonus awards granted to the entire bonus eligible group.

From 1992 to the present, the number of bonus eligible recipients has been described in terms of generalized projections or approximations, rather than the actual number of individuals who received bonuses in each succeeding year. An "alternative formula" was added in 1991 to permit annual incentive compensation to be included in executive pension benefit accruals.

In 1990, benefit "recovery" formulas were increased sixteen percent. To even detect that this change had occurred, shareholders were required to perform their own math calculations on data contained in statistical tables in two separate proxy statements.

In 1986, a $110,000 "cap" on executive pensions was eliminated–without any explanation to shareholders of the expected consequences of this change. At the same time, the pension "recovery" percentages shown in proxy statement tables were also increased. These changes had the immediate effect of tripling the benefit amount payable to executives with salaries above $110,000. While this "cap" elimination was accomplished by inserting just 12 words in the middle of a single paragraph in a 38-page proxy statement, it represented a dramatic departure from the incremental increases which had occurred in prior years, and essentially amounted to a total abandonment of the "welfare benefit" character of the Salaried Employee Retirement Benefit Plan as it pertained to upper level management. Instead, this benefit plan has been fundamentally altered into a highly lucrative, lifetime "deferred compensation plan" for top level executives.

(Before 1980, all pensions payable under the Salaried Employee Retirement Benefit Plan were capped at $85,000.)

Edward Jones
3878 Oak Lawn Suite 100-C
Dallas, TX 75219
(214) 522-7293

Kim Petras
Financial Advisor

Attachment E

Edward Jones

November 20, 2007

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248-310

Dear Mr. Hartnagel:

As you requested, I am pleased to confirm that Edward Jones is the record holder of General Motors Corporation common stock which is owned by you.

The market value of the General Motors Corporation common stock held in your Edward Jones account November 20, 2006 was in excess of $2000 and all of the shares have been held continuously since that time.

In addition, the total market value of your investment in General Motors Corporation common stock on November 20, 2007 also was in excess of $2000.

Sincerely,



Kim Petras
Financial Advisor

The above information is believed to be reliable, but is not guaranteed by Edward Jones. Account balances are subject to market fluctuation and client withdrawals.

Exhibit B

To: A. Larin
c: J. Colby

RECEIVED
NOV 30 2007
OFFICE OF SECRETARY
DETROIT

Fax transmission

To: Nancy E. Polis, Secretary of the Corporation

Fax No: (313) 667-3166

Date: November 29, 2007

From: Robert W. Hartnagel

Telephone No : (972) 233-8090

Message:

This is to advise you that the document that was initially identified as Attachment D in my letter of November 20, 2007 has been revised.

Please substitute the enclosed replacement page marked Attachment D for the previous document. As indicated in the third page of this fax, the original attachment to my letter is now "void" and should be disregarded.

My previous request for confirmation (or if necessary correction) of the information that has been forwarded to this office for this purpose since January, 2005 should also be considered applicable to the replacement document.

Thank you.



Robert W. Hartnagel

Attachment D

HOW—AND WHY—TOP EXECUTIVE PENSION BENEFITS "SKYROCKETED"

"Recovery" Percentage: 35 vs. 45 yrs. of service


67 / 86 %
54 / 73 %
25 %

Year	Projected CEO final 5-yr. earnings base (as shown in proxy statements)
2004	$ 4,155,500
2003	4,460,600
2002	3,554,333
2001	4,403,300
2000	4,293,000
1999	3,451,000
1998	3,270,000
1997	2,709,583
1996	1,088,183
1995	1,246,677
1994	1,498,750
1993	973,500
1992	1,498,750
1991	2,064,833
1990	883,333
1989	793,333
1988	721,667
1987	658,333
1986	135,933
1985	166,413
1984	154,919
1983	154,919
1982	143,544
1981	92,335
1980	85,000*

Modifications to GM Salaried Employee Retirement Plan and key changes in proxy statement disclosure practices

KEY POINT: The final projected five-year earnings base that was used in 1980 and 2004 proxy statements to calculate future CEO pension benefits increased ***almost five thousand percent*** (from $85,000 to $4,155,500). At the same time this expansion was occurring, the "recovery formula" (i.e., the percentage of total compensation that is paid as a pension benefit under the GM Salaried Employee Retirement Plan) was increased from a "capped" maximum benefit of $110,000 to an "uncapped" ***eighty six percent*** of the applicable 2004 compensation base. As described below, the timing and nature of GM proxy statement disclosures prevented shareholders from identifying—until long after the proposed benefit plan changes had been submitted to a vote—the full consequences of the modifications they had been called upon to approve.

The omission of data reflecting both the annual dollar amount of bonus awards granted and the specific number of individuals receiving them served to ***conceal*** the fact that a ***fifty percent reduction in bonus eligible personnel*** was not accompanied by a commensurate reduction in the total ***aggregate*** amount of bonus compensation being distributed to "surviving" executives.

From 1996 forward, proxy statements disclosed only compensation data for the five top executive officers. At no time since 1988 has any proxy statement disclosed the ***total aggregate dollar amount*** of annual bonus awards granted to the entire bonus eligible group.

Since 1992, the number of bonus eligible recipients has been described in terms of generalized projections or approximations, rather than the ***actual*** number of individuals who received bonuses in each succeeding year. An "alternative formula" was added in 1991 to permit annual incentive compensation to be included in executive pension benefit accruals.

In 1990, benefit "recovery" formulas were increased ***sixteen percent***. To even detect that this change had occurred, shareholders were required to perform their own math calculations on data contained in statistical tables in two separate proxy statements.

In 1986, a $110,000 "cap" on executive pensions was eliminated—without any explanation to shareholders of the expected consequences of this change. At the same time, the pension "recovery" percentages shown in proxy statement tables were also increased. These changes had the combined effect of ***tripling*** the benefit amount payable to executives with salaries above $110,000.

While this "cap" elimination was accomplished by inserting ***just twelve words*** in the middle of a single paragraph in a ***38-page*** proxy statement, it represented represented a dramatic departure from the incremental increases that had occurred in prior years, and essentially amounted to a total abandonment of the "welfare benefit" character of the Salaried Employee Retirement Benefit Plan as it pertained to top level management. Instead, this benefit plan has been fundamentally altered into a highly lucrative, ***lifetime "deferred compensation plan"*** for top level GM executives.

*** Before 1980, all pensions payable under the GM Salaried Employee Retirement Benefit Plan were capped at $85,000. The cap was raised to $110,000 at the April 25, 1980 annual meeting. The practice of making proxy statement disclosures showing the projected total dollar amount of each key executive's "trusteed" *and* "total" pension benefits *ENDED* in 1990.**

HOW--AND WHY--TOP EXECUTIVE PENSION BENEFITS "SKYROCKETED"

"Recovery" percentage: 35 vs. 45 yrs. of service	Year	Projected CEO final 5-yr. earnings base
67 / 86 %	2004	$4,155,500
	2003	4,460,600
	2002	3,554,333
	2001	4,403,300
	2000	4,293,000
	1999	3,451,000
	1998	3,270,000
	1997	2,709,583
	1996	1,088,183
	1995	1,246,677
	1994	1,498,750
	1993	973,500
	1992	1,498,750
	1991	2,064,833
	1990	883,333
54 / 73 %	1989	793,333
	1988	721,667
	1987	658,333
	1986	135,932
25 %	1985	166,413
	1984	154,919
	1983	154,919
	1982	143,544
	1981	92,335
	1980	85,000

Modifications to salaried employee pension plans and key changes in proxy statement disclosure practices

KEY POINT: The final projected five-year earnings base identified in 1980 and 2004 proxy statements for purposes of estimating future CEO pension benefit entitlements increased 4,771 percent (or from $85,000 to $4,155,500 respectively). At the same time this expansion was occurring, the "recovery formula" (i.e., the percentage of total compensation that is paid as a pension benefit) was increased from a "capped" maximum benefit amount of $110,000 under the Salaried Employee Retirement Plan to an "uncapped" 86 % percent of the compensation base shown here. As identified below, the timing and nature of GM proxy statement disclosures prevented shareholders from identifying, until long after proposed benefit plan changes had been authorized, the full consequences of the modifications they had been called upon to approve.

The omission of data reflecting both the annual dollar amount of bonus awards granted, and the specific number of individuals receiving them, served to conceal the fact that a that a fifty percent reduction in bonus eligible percentage was not accompanied by a commensurate reduction in the total aggregate amount of bonus compensation being distributed to "surviving" executives.

From 1996 forward, proxy statements disclosed only compensation data for the five top executive officers. At no time since 1988 has any proxy statement disclosed the total aggregate dollar amount of annual bonus awards granted in the entire bonus eligible group.

From 1992 to the present, the number of bonus eligible recipients has been described in terms of generalized projections or approximations, rather than the actual number of individuals who received bonuses in each succeeding year. An "alternative formula" was added in 1991 to permit annual incentive compensation to be included in executive pension benefit accruals.

In 1990, benefit "recovery" formulas were increased sixteen percent. To even detect that this change had occurred, shareholders were required to perform their own math calculations on data contained in statistical tables in two separate proxy statements.

In 1986, a $110,000 "cap" on executive pensions was eliminated--without any explanation to shareholders of the expected consequences of this change. At the same time, the pension "recovery" percentages shown in proxy statement tables were also increased. These changes had the immediate effect of tripling the benefit amount payable to executives with salaries above $110,000. While this "cap" elimination was accomplished by inserting just 12 words in the middle of a single paragraph in a 38-page proxy statement, it represented a dramatic departure from the incremental increases which had occurred in prior years, and essentially amounted to a total abandonment of the "welfare benefit" character of the Salaried Employee Retirement Benefit Plan as it pertained to upper level management. Instead, this benefit plan has been fundamentally altered into a highly lucrative, lifetime "deferred compensation plan" for top level executives.

(Before 1980, all pensions payable under the Salaried Employee Retirement Benefit Plan were capped at $85,000.)

VOID Replaced 11/29/07 PA

November 30, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter is intended to provide notice to the Securities and Exchange Commission regarding the *revision* of a document that previously was submitted to this office in conjunction with no-action proceedings dealing with a General Motors shareholder proposal. The same proposal was excluded from GM proxy material for the last three consecutive years (despite the SEC's rejection of GM's most recent no-action request).

General Motors Corporate Secretary Nancy E. Polis is being notified today that the document identified in this letter as Exhibit A now supersedes the earlier document (Exhibit B) which should be considered void.

Because the same document was included in the following communications, a copy of the revised document is also being provided to this office to insure that SEC records reflect this change:

1. My letter to Martin Dunn dated April 18, 2007 (Exhibit C), and specifically, Attachment B thereto.

2. My letter to former SEC Chairman William H. Donaldson dated February 21, 2005 (Exhibit D), and specifically, Exhibit A thereto.

In addition, the document identified herein as Exhibit E is intended to replace Exhibits C and D in Chairman Donaldson's letter.

Please notify me if anything further is required. Thank you.

Sincerely,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

Exhibit A

HOW--AND WHY--TOP EXECUTIVE PENSION BENEFITS "SKYROCKETED"

"Recovery" Percentage: 35 yrs. 45 yrs. of service	Year	Projected CEO final 5-yr. earnings base (as shown in proxy statements)
67 / 86 %	2004	$ 4,155,500
	2003	4,460,600
	2002	3,554,333
	2001	4,403,300
	2000	4,293,000
	1999	3,451,000
	1998	3,270,000
	1997	2,709,583
	1996	1,088,183
	1995	1,246,677
	1994	1,498,750
	1993	973,500
	1992	1,498,750
	1991	2,064,833
	1990	883,333
54 / 73 %	1989	793,333
	1988	721,667
	1987	658,333
	1986	135,933
25 %	1985	166,413
	1984	154,919
	1983	154,919
	1982	143,544
	1981	92,335
	1980	85,000*

Modifications to GM Salaried Employee Retirement Plan and key changes in proxy statement disclosure practices

KEY POINT: The final projected five-year earnings base that was used in 1980 and 2004 proxy statements to calculate future CEO pension benefits increased *almost five thousand percent* (from $85,000 to $4,155,500). At the same time this expansion was occurring, the "recovery formula" (i.e., the percentage of total compensation that is paid as a pension benefit under the GM Salaried Employee Retirement Plan) was increased from a "capped" maximum benefit of $110,000 to an "uncapped" *eighty six percent* of the applicable 2004 compensation base. As described below, the timing and nature of GM proxy statement disclosures prevented shareholders from identifying--until long after the proposed benefit plan changes had been submitted to a vote--the full consequences of the modifications they had been called upon to approve.

* * *

The omission of data reflecting both the annual dollar amount of bonus awards granted and the specific number of individuals receiving them served to *conceal* the fact that *a fifty percent reduction in bonus eligible personnel* was not accompanied by a commensurate reduction in the total aggregate amount of bonus compensation being distributed to "surviving" executives.

From 1996 forward, proxy statements disclosed only compensation data for the five top executive officers. At no time since 1988 has any proxy statement disclosed the *total aggregate dollar amount* of annual bonus awards granted to the entire bonus eligible group.

Since 1992, the number of bonus eligible recipients has been described in terms of generalized projections or approximations, rather than the *actual* number of individuals who received bonuses in each succeeding year. An "alternative formula" was added in 1991 to permit annual incentive compensation to be included in executive pension benefit accruals.

In 1990, benefit "recovery" formulas were increased *sixteen percent*. To even detect that this change had occurred, shareholders were required to perform their own math calculations on data contained in statistical tables in two separate proxy statements.

In 1986, a $110,000 "cap" on executive pensions was eliminated--without any explanation to shareholders of the expected consequences of this change. At the same time, the pension "recovery" percentages shown in proxy statement tables were also increased. These changes had the combined effect of *tripling* the benefit amount payable to executives with salaries above $110,000.

While this "cap" elimination was accomplished by inserting *just twelve words* in the middle of a single paragraph in a *38-page* proxy statement, it represented represented a dramatic departure from the incremental increases that had occurred in prior years, and essentially amounted to a total abandonment of the "welfare benefit" character of the Salaried Employee Retirement Benefit Plan as it pertained to top level management. Instead, this benefit plan has been fundamentally altered into a highly lucrative, *lifetime "deferred compensation plan"* for top level GM executives.

*** Before 1980, all pensions payable under the GM Salaried Employee Retirement Benefit Plan were capped at $85,000. The cap was raised to $110,000 at the April 25, 1980 annual meeting. The practice of making proxy statement disclosures showing the projected total dollar amount of each key executive's "trusteed" *and* "total" pension benefits *ENDED* in 1990.**

Exhibit B

HOW–AND WHY–TOP EXECUTIVE PENSION BENEFITS "SKYROCKETED"

"Recovery" percentages: 35 vs. 45 yrs. of service	Year	Projected CEO final 5-yr. earnings base
67 / 86 %	2004	$4,155,500
	2003	4,440,600
	2002	3,554,333
	2001	4,403,300
	2000	4,293,000
	1999	3,451,000
	1998	3,270,000
	1997	2,709,583
	1996	1,088,183
	1995	1,246,677
	1994	1,498,750
	1993	973,500
	1992	1,498,750
	1991	2,064,833
	1990	883,333
54 / 73 %	1989	793,333
	1988	721,667
	1987	658,333
	1986	135,937
25 %	1985	166,413
	1984	154,919
	1983	154,919
	1982	143,544
	1981	92,335
	1980	85,000

Modifications to salaried employee pension plans and key changes in proxy statement disclosure practices

KEY POINT: The final projected five-year earnings base identified in 1980 and 2004 proxy statements for purposes of estimating future CEO pension benefit entitlements increased 4,771 percent (or from $85,000 to $4,155,500 respectively). At the same time this expansion was occurring, the "recovery formula" (i.e., the percentage of total compensation that is paid as a pension benefit) was increased from a "capped" maximum benefit amount of $110,000 under the Salaried Employee Retirement Plan to an "uncapped" 86 % percent of the compensation base shown here. As identified below, the timing and nature of GM proxy statement disclosures prevented shareholders from identifying, until long after proposed benefit plan changes had been authorized, the full consequences of the modifications they had been called upon to approve.

The omission of data reflecting both the annual dollar amount of bonus awards granted, and the specific number of individuals receiving them, served to conceal the fact that a that a fifty percent reduction in bonus eligible personnel was not accompanied by a commensurate reduction in the total aggregate amount of bonus compensation being distributed to "surviving" executives.

From 1996 forward, proxy statements disclosed only compensation data for the five top executive officers. At no time since 1988 has any proxy statement disclosed the total aggregate dollar amount of annual bonus awards granted to the entire eligible group.

From 1992 to the present, the number of bonus eligible recipients has been described in terms of generalized projections or approximations, rather than the actual number of individuals who received bonuses in each succeeding year. An "alternative formula" was added in 1991 to permit annual incentive compensation to be included in executive pension benefit accruals.

In 1990, benefit "recovery" formulas were increased sixteen percent. To even detect that this change had occurred, shareholders were required to perform their own math calculations on data contained in statistical tables in two separate proxy statements.

In 1986, a $110,000 "cap" on executive pensions was eliminated–without any explanation to shareholders of the expected consequences of this change. At the same time, the pension "recovery" percentages shown in proxy statement tables were also increased. These changes had the immediate effect of tripling the benefit amount payable to executives with salaries above $110,000. While this "cap" elimination was accomplished by inserting just 12 words in the middle of a single paragraph in a 38-page proxy statement, it represented a dramatic departure from the incremental increases which had occurred in prior years, and essentially amounted to a total abandonment of the "welfare benefit" character of the Salaried Employee Retirement Benefit Plan as it pertained to upper level management. Instead, this benefit plan has been fundamentally altered into a highly lucrative, lifetime "deferred compensation plan" for top level executives.

(Before 1980, all pensions payable under the Salaried Employee Retirement Benefit Plan were capped at $85,000.)

VOID Replaced 11/29/07 PA

Exhibit C

April 28, 2007

Mr. Martin Dunn, Deputy Director
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: Denial of GM no-action request concerning Robert Hartnagel shareholder proposal.

Dear Mr. Dunn:

I learned yesterday evening that, despite the SEC's denial of GM's no-action request, the company has once again omitted my shareholder proposal from its proxy materials. I happen to believe that doing so is a tragedy for GM shareholders and I am writing to urge the SEC to take immediate action to prevent the likely consequences from becoming irreparable. Specifically:

1. Almost half of GM's 90-page proxy statement is devoted to matters that are directly related to ***executive compensation***, including two highly important requests for stockholder approval of management proposals calling for major revisions to the current annual and long-term incentive plans. Among other things, these recommended changes would have the effect of significantly limiting any possibility of altering and/or subsequently withholding incentive compensation executives have already received. ***GM in other words, is attempting to "lock in" the very benefits my proposal seeks to identify and control.***

2. The complex and obscure verbiage of the three Exhibits which identify the full significance of these proposed changes is virtually unintelligible to a typical shareholder and entirely beyond the capacity of even the most avid proxy statement reader to digest and comprehend within the available time limitation for making a decision. This is pure and simply "bulk obfuscation" at its worst and, to me, it flies in the face of the SEC's "plain language" requirement.

3. Omitting my proposal (despite the SEC's no-action request rejection) has the effect of depriving shareholders of an "historical overview" of executive compensation and pension accrual practices that is ***entirely material*** to shareholders' basic understanding of the consequences of their vote regarding the proposed incentive plan changes. As such, I believe excluding my proposal is a deliberate violation of Proxy Rule 14a-9. I also want to point out that this is precisely the sort of problem that I attempted to identify in my April 7, 2006 letter to Nancy M. Morris in response to the SEC's request for public comment regarding proposed executive compensation disclosure requirements. (Please see page two of Exhibit A.)

4. In order to prevent irreparable injury to the interests of GM shareholders, I believe it may be appropriate for the SEC to seek an ***injunction*** to, at the very least, delay the implementation of any changes which would result from shareholder authorization of these incentive plan changes until the issue of omitting this proposal in violation of Proxy Rule 14-a is conclusively resolved.

5. In support of this recommendation, I am enclosing the following documents that were prepared for possible use in the event my proposal was incorporated in this year's GM proxy statement. I believe the information they provide essentially meets the judicial burden required for successfully obtaining an injunction:

> Exhibit B: (Overview of compensation and pension accrual practices)
>
> Exhibit C: (History of proponents unsuccessful attempts to verify pertinent financial data)
>
> Exhibit D: (Description of context in which compensation excesses evolved)

6. The entire three-year history of this proposal submission is a textbook illustration of GM's classic approach to evading and frustrating any attempt to make the company do anything it does not choose to do: (1) Stall. (2) Stonewall. (3) Use its vast political influence and economic resources behind the scenes to get its procedural ducks in line. (4) Then, whenever the company chooses, simply blow the opposition right out of the water by making the consequences of opposing whatever action it decides to take appear so seemingly onerous (both to the opponent, and more importantly, to the overall best interest of the company, the nation, the world and the known universe in general) that not doing exactly what GM wants is "obviously" unthinkable.

Nuts! Tolerating and essentially condoning that sort of tactic is what has gotten the company and to some extent, the country, into the mess they both are in today. In my opinion, ***GM is breaking the law*** and the fact is, there is only one party to this proceeding that has the authority and the power to confront and successfully counteract this strategy--and that is the Federal government. Doing so in this instance would seem to me to be a worthy and important opportunity to exercise that power.

I hope that this information, and this overall shareholder proposal effort, can be useful in some way in encouraging that sort of action. Thank you for considering my recommendations.

Sincerely,



Robert W. Harthagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

BY CERTIFIED MAIL - NO. 7002 2410 0003 8725 2997

Exhibit D

February 21, 2005

William H. Donaldson, Chairman
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Chairman Donaldson:

When I initially contacted the Securities and Exchange Commission fourteen months ago concerning the skyrocketing pension benefits of General Motors executives, it was my understanding that the lifetime annual pension entitlements of GM's top level management had increased approximately *two thousand percent* since the start of the company's first "restructuring" initiatives in the mid-1980s. That seemed bad enough at the time. A more recent examination of GM proxy statements, however, revealed that I had underestimated the total dollar amount of these pension benefit increases by a factor of five or more. Depending on what years are selected as a basis for comparison, it now appears that the increase in CEO pensions actually falls somewhere between ***nine and fifteen thousand percent*** above the level that existed prior to the commencement of "restructuring." (Details of this latest examination are presented as Exhibits A-D to this letter.)

At the time these benefit plan changes were being proposed, GM shareholders were repeatedly assured that the compensation and pension enhancements they were asked to authorize were necessary to keep GM's employee benefit plans "competitive" with those of other major corporations. If this was indeed the case, this same kind of monstrous escalation of executive retirement benefits also must have been occurring on a concurrent basis in companies all across America.

While it is widely recognized that executive compensation levels have soared to 400 (or more) times those of rank and file personnel, a 15,000 percent increase in the amount being paid to *former* employees who have ceased to perform any services whatsoever to the company--is absolutely outrageous. I think every shareholder in America should be demanding to know exactly when, how, or even IF they were ever advised that this kind of geometric expansion of executive retirement benefits was taking place. When this country is wrestling with a massive projected shortfall in *subsistance-level* Social Security benefit payments for its citizens, it is hard to see what possible justification their could be for top level *employees* of giant corporations slipping benefit plan increases of this magnitude past the *owners* of those companies on the basis that "competitive considerations" supposedly *required* it.

I again urge the Commission to carefully consider the long term implications of these practices, as well as the fundamental legality of the manner in which these pension modifications were accomplished. Over the last two decades, this country has quite literally been ***under attack from within*** by a generation of ***Information Age opportunists*** who are systematically ***plundering*** the financial resources and benefit plan assets of America's largest corporations. An appropriate "***disgorgement***" of excess pension benefits, and a return to more sensible levels of executive compensation, could help resolve the Social Security challenge and give a major shot-in-the arm to the future global competitiveness of U.S. businesses.

Sincerely,

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Exhibit E

Recalls cost 3 cents per share, for example

Automotive News 5/27/78

It's the GM trivia that fascinates

By John K. Teahen Jr.
Managing Editor

Stockholders' meetings are generally long, dull affairs, but the questions aimed at the chief executive often bring forth enough little-known facts about corporate operations to make the sessions worthwhile.

That was the situation at the recent General Motors annual meeting in Detroit.

The meeting was attended by ... lowest count since ... moved to ...

up by Don Rosso, who handles Buick, Oldsmobile, Pontiac and GMC trucks in Grand Haven, Mich. Why let dealers sell GM products and others from the same facilities, he asked, and added: "You wouldn't keep your wife and your mistress in the same house."

Estes explained that if the dealer has the facilities to handle GM makes and others, "we have no complaint, and there is nothing we can do about it." Murphy added that there are "definite legal restraints on us ... matter."

... its money i... ...n, GM

herself and one for the proxies she held. Murphy disagreed, and the chairman prevailed, although Soss threatened to file charges of illegal conduct of the meeting.

Discussion of a resolution on retirement pay brought forth the information [illegible] paid retiree [illegible] over $117,000 a year.

Four former chairmen are on the GM retirement roll—Richard C. Gerstenberg, James M. Roche, Frederic G. Donner and Albert Bradley. Roche is also a former president.

Do Murphy and President Estes enjoy their chauffeur-driven limousines? The question ... Murphy revealed ... Oldsmobile

GENERAL MOTORS CORPORATION
[illegible]

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD JUNE 5, 2007

Pension Benefits as of December 31, 2006

(A) Name	(B) Plan Name	(C) No. of Years of Eligible Credited Service (#)	(D) Present Value of Accumulated Benefit (1) ($)	(E) Payments During Last Fiscal Year ($)	(F) Annuity Payable on December 31, 2006 Under GM Pension Plans ($)	(G) Present Value of December 31, 2006 Plan Benefits ($)
G. R. Wagoner, Jr. (2)	SRP	29.42	799,000	0	104,600	654,600
	SERP	29.42	15,682,700	0	0	0

HOW ABOUT THESE APPLES:

The importance of clearly differentiating between proxy statement disclosures regarding ***estimated*** future senior executive pension benefit entitlements and the ***actual dollar amount*** that is eventually received can hardly be overstated. To illustrate the importance of this distinction, if the latest proxy statement pension projection for GM's current chief executive officer ($16.4 million) were to be compared with the total annual amount received by GM's "highest-paid retiree" as identified above ($117,000), it would suggest that today's top GM executives eventually will get a total pension payout that could well be ***MORE THAN THIRTEEN THOUSAND PERCENT LARGER*** than the highest (annual) pension benefit paid during the period immediately preceding the start of GM's earliest "restructuring" initiatives.

Even this increase, however, might not reflect such key considerations as, for example, the GM Board's discretion to award ***additional years of credited service*** to designated "key executives" for the purpose of calculating pension benefit accruals, or a considerable number of other compensation factors that cannot be accurately predicted, but which clearly have the potential for substantially increasing the total eventual lifetime benefit entitlement that is awarded.

The point is this: ***ONLY ACTUAL ANNUAL PENSION PAYOUT NUMBERS*** can provide a clear view of the full financial impact of these enormous lifetime pension benefit increases and thereby insure an accurate "***apples-to-apples***" comparison with previous disclosures that were made to shareholders attending GM annual meetings.

Fax transmission

Page one of Eleven

To: Office of the Chief Counsel, SEC Division of Corporation Finance

Fax Number: (202) 772-9201

Date: February 8, 2008

From: Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Telephone Number: (972) 233-8090

February 7, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

I learned on February 6, 2008 that General Motors intends to exclude from its next annual meeting proxy material the same shareholder proposal that I have submitted every year since December, 2003. (Please see Attachment A.) It should be particularly noted that the most recent prior exclusion occurred despite the SEC's abject rejection of a similar 2007 GM no-action request (Attachment B). A copy of my letter to this office after learning of that omission is included as Attachment C. For the record, on the basis identified in that letter, I continue to believe that the "material omission" of the information contained in this proposal constitutes a violation of SEC Proxy Rule 14a-9(a).

In response to Anne T. Larin's letter of February 5, 2008 to this office, I want to offer the following comments:

The only thing required to conclusively establish that Ms. Larin's reliance on a Proxy Rule 14a-8(i)(7) "ordinary business" objection as the alleged justification for excluding this shareholder proposal ***is completely misplaced*** is ***simply to read the three paragraphs*** that are contained in the section of the proposal entitled "RESOLVED." Doing so shows unmistakably that this resolution is ***not excludable*** on the identified basis ***because it does NOT seek to obtain shareholder approval of ANY equity compensation plan,*** as is explicitly required by Staff Legal Bulletin 14A.

(Paragraph one of this section simply provides a general introductory statement identifying the principle subject area of the resolution. Paragraph two describes the specific ***request*** and ***recommendation*** that is being proposed. Paragraph three states the specific reason the suggested Board consideration is believed to be appropriate.) The plain fact is, none of these paragraphs conflicts in any way with the "bright-line analysis guideline Staff Legal Bulletin No. 14A, which holds, **"We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on Rule 14a-8(i)(7) ."**

As shown below, the same identified paragraphs ***do*** clearly establish that the primary assertions constituting the essence of the rationale supposedly supporting GM's no-action request are blatantly false. In particular, I want to call your attention to the following GM statements:

False contention number one: The resolution argues that "GM's incentive award program for executives should be revised." (No such request is contained anywhere in the proposal.)

False contention number two: The recommended Board consideration is not "effectively limited" to the compensation of executive officers rather than general compensation policy. (The recommendation does ***not*** in fact address any bonus eligible executive "compensation" plan at all. As is clearly specified in Paragraph two, this resolution pertains solely to "the ***PENSION BENEFITS of GM's highest level executive group.***") (Emphasis added.)

Obviously, Ms. Larin is entirely aware of what this resolution actually does, and does not, state. Her current protestations are largely "lawyer ploys" aimed at creating a high level of uncertainty about whether or not the proposal will even appear in GM's next proxy statement--for the purpose of vastly reducing any opportunity to obtain the potential proxy support from either individual shareholders or institutional investors. As became eminently clear last year, GM will again do exactly as it pleases irrespective of the existence or absence of any SEC no-action determination.

With respect to the preceding brief comments regarding the particular objection Ms. Larin has raised, I also want to provide the following expanded observations:

First: Ms. Larin has grossly misrepresented both the substantive nature and specific effect of the shareholder resolution I submitted. As stated in the very first paragraph, my proposal involves a ***request*** for Board ***consideration***--and nothing more. In addition, the resolution neither seeks nor requires any revision whatsoever to any policy or practice dealing with the compensation of any active General Motors employee, irrespective of his or her organizational level in the company. Instead, every aspect of this resolution pertains entirely to the discretionary authority that is granted to the GM Board under existing provisions of the GM salaried employee ***pension plan*** as it pertains to an "alternate formula" for computing the ***retirement benefit entitlements*** of the very highest level GM executives.

In view of the direct and recurring "***senior executive***" focus in both the "Resolved" and "Supporting Statement" sections of this proposal, it is hard to imagine how the specifically targeted and referenced executive group could have been any more clearly identified. To suggest that SEC proxy rules either can or should be used to prevent shareholders (as a group, and within the context of properly submitted proxy material) from urging Board members to reevaluate the amount of retirement benefits being awarded to the very highest level company executives--in a radically altered operating environment--is absolutely preposterous.

Second: While some sort of parallel examination of "general" compensation practices within GM's overall "bonus eligible" ranks might well be considered appropriate by individual GM Board members, this clearly is ***not*** what this resolution requests. Ms. Larin has used pure conjecture drawn from her own conclusions regarding information contained in the "Supporting Statement" section in order to support her arguments, and certainly not any valid reference to statements in the resolution itself. As the concluding sentence of the proposal plainly states, the central purpose of this resolution, is to "put the brakes on skyrocketing ***top executive*** pensions."

Third: Curiously, Ms. Larin's letter entirely omits any reference to the second paragraph of the "Resolution Section." By a remarkable coincidence, this section pertains--solely and exclusively--to the post-retirement ***calculation*** of the pension benefits which, under the stated terms of the existing shareholder-authorized salaried employee pension plan, ***either may or may not*** be payable to the individuals in GM's "***highest level executive group.***" As shown in Attachment A, the conveniently-overlooked paragraph states the following:

> "We urge the Board to immediately begin the process of eliminating this huge compensation bonanza by developing a "leveling formula" to reduce the amount of payments that can be used to ***calculate the PENSION BENEFITS of GM's highest level executive group***. (Emphasis added.) The proposed formula would act to routinely adjust these benefit accruals by the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives."

Fourth: In this connection, it is essential to point out that he language of the original 1990 management proposal which was both submitted to, and voted on by, GM shareholders at the time the specific terms of the ***current*** GM Salaried Employment Pension Plan were established incorporated the following express limitation:

> Proposed Amendments to Employe Pension Program:
>
> "Consistent with current supplemental retirement plan benefits, the benefits determined by application of the alternative formula will not be guaranteed...The plan language will explicitly state that the supplemental retirement benefit based upon the alternative formula can be reduced with the approval of the Incentive and Compensation Committee and the Board." (See Attachment D.)

Please note that this language is directly pertinent to the objection I expressed in the letter to this office (Attachment C) immediately after GM's previous exclusion of this proposal at precisely the same time the "pension benefit lock-in" provision GM management was being submitted for shareholder approval. The fact is, the current Pension Plan language will continue to be ***controlling*** until it is specifically addressed and rescinded by GM shareholders. ***And that, in a nutshell, is the principle reason the Securities and Exchange Commission needs to insure that, prior to being called upon to consider any such modification at the next annual meeting, these same GM shareholders are not again deprived of the entirely material information that this proposal identifies.***)

In conclusion, I want to emphasize that, with the exception of very minor editing changes which did not significantly alter either its basic meaning or effect, the proposal shown in Attachment A contains precisely the same language that the SEC Division of Corporation Finance accepted as being ***in*** full compliance with SEC proxy rules just ten months ago.

I never have had any illusions about the eventual outcome of this four-year-long proceeding. I entered into it with a clear understanding of the difficulty that would be involved for an individual shareholder to oppose anything a company like General Motors had decided to do. It was my firm belief at the outset, however, that the undertaking might at the very least produce a result that would somehow justify the effort I knew it would require. What I never expected, and will never be able to understand or accept--in view of the enormously harmful consequences that the identified management conduct has had on GM shareholders (many of whom are also GM employees and retirees)--is how the Securities and Exchange Commission ever could have permitted this type of blatantly deceitful shareholder communication practices to go unpunished.

Sincerely,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

cc: Anne T. Larin, Attorney and Assistant Secretary, General Motors Corporation

Attachment A

(Page one of two)

Robert W. Hartnagel November, 2007 General Motors shareholder proposal:

RESOLVED: GM shareholders request our Board of Directors to halt the senior executive compensation windfall that is being created by directing the entire financial saving resulting from the elimination of incentive award payments to half of GM's upper management group into the annual incentive compensation and lifetime pension entitlements of surviving executives.

We urge the Board to immediately begin the process of eliminating this huge compensation bonanza by developing a "leveling formula" to reduce the amount of payments that can be used to calculate the pension benefits of GM's highest level executive group. The proposed formula would act to routinely adjust these benefit accruals by the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives.

When highly paid executives who are performing their regular management duties create a substantial financial saving by using company-supplied technology, company facilities, and the efforts of other company personnel working on company time, that saving belongs to the company and its shareholders. It should not be treated simply as a compensation windfall for the executives who produced it.

SUPPORTING STATEMENT: In accordance with early GM "restructuring" objectives, the total number of executives eligible to receive annual incentive compensation awards was reduced by more than fifty percent. At the same time, the formula which routinely determined the total amount of revenue that could be made available for the payment of executive incentive awards in any given year (irrespective of the number of executives who were eligible to receive such [illegible]
practices, these surveys primarily reflect a "racing-your-own-shadow" comparison with companies whose highest level executives are also benefiting from precisely the same kind of restructuring-generated incentive award windfall.

(Page two of two)

Of even greater significance, however, are the longer term consequences of this practice. Due to a series of concurrent modifications to the GM Salaried Employee Retirement Benefit Plan, these same inflated annual incentive awards now are becoming translated into enormously expanded pension entitlements for a steadily increasing number of senior executive retirees. As a result, this employee benefit plan has been in effect transformed into an extremely lucrative, lifetime, deferred compensation arrangement for senior level management, as well as a huge unfunded long term liability for GM.

It is time to put the brakes on skyrocketing top executive pensions. Vote FOR this proposal.

* * *

Attachment B



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2007

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Re: General Motors Corporation
Incoming letter dated April 10, 2007

Dear Ms. Larin:

This is in response to your letter dated April 10, 2007 concerning the shareholder proposal submitted to General Motors by Robert W. Hartnagel. We also have received letters from the proponent on April 12, 2007 and April 13, 2007. On April 4, 2007, we issued our response expressing our informal view that General Motors could not exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Attachment C

April 28, 2007

Mr. Martin Dunn, Deputy Director
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: Denial of GM no-action request concerning Robert Hartnagel shareholder proposal.

Dear Mr. Dunn:

I learned yesterday evening that, despite the SEC's denial of GM's no-action request, the company has once again omitted my shareholder proposal from its proxy materials. I happen to believe that doing so is a tragedy for GM shareholders and I am writing to urge the SEC to take immediate action to prevent the likely consequences from becoming irreparable. Specifically:

1. Almost half of GM's 90-page proxy statement is devoted to matters that are directly related to ***executive compensation***, including two highly important requests for stockholder approval of management proposals calling for major revisions to the current annual and long-term incentive plans. Among other things, these recommended changes would have the effect of significantly limiting any possibility of altering and/or subsequently withholding incentive compensation executives have already received. ***GM in other words, is attempting to "lock in" the very benefits my proposal seeks to identify and control.***

2. The complex and obscure verbiage of the three Exhibits which identify the full significance of these proposed changes is virtually unintelligible to a typical shareholder and entirely beyond the capacity of even the most avid proxy statement reader to digest and comprehend within the available time limitation for making a decision. This is pure and simply "bulk obfuscation" at its worst and, to me, it flies in the face of the SEC's "plain language" requirement.

3. Omitting my proposal (despite the SEC's no-action request rejection) has the effect of depriving shareholders of an "historical overview" of executive compensation and pension accrual practices that is ***entirely material*** to shareholders' basic understanding of the consequences of their vote regarding the proposed incentive plan changes. As such, I believe excluding my proposal is a deliberate violation of Proxy Rule 14a-9. I also want to point out that this is precisely the sort of problem that I attempted to identify in my April 7, 2006 letter to Nancy M. Morris in response to the SEC's request for public comment regarding proposed executive compensation disclosure requirements. (Please see page two of Exhibit A.)

4. In order to prevent irreparable injury to the interests of GM shareholders, I believe it may be appropriate for the SEC to seek an ***injunction*** to, at the very least, delay the implementation of any changes which would result from shareholder authorization of these incentive plan changes until the issue of omitting this proposal in violation of Proxy Rule 14-a is conclusively resolved.

5. In support of this recommendation, I am enclosing the following documents that were prepared for possible use in the event my proposal was incorporated in this year's GM proxy statement. I believe the information they provide essentially meets the judicial burden required for successfully obtaining an injunction:

Exhibit B: (Overview of compensation and pension accrual practices)

Exhibit C: (History of proponents unsuccessful attempts to verify pertinent financial data)

Exhibit D: (Description of context in which compensation excesses evolved)

6. The entire three-year history of this proposal submission is a textbook illustration of GM's classic approach to evading and frustrating any attempt to make the company do anything it does not choose to do: (1) Stall. (2) Stonewall. (3) Use its vast political influence and economic resources behind the scenes to get its procedural ducks in line. (4) Then, whenever the company chooses, simply blow the opposition right out of the water by making the consequences of opposing whatever action it decides to take appear so seemingly onerous (both to the opponent, and more importantly, to the overall best interest of the company, the nation, the world and the known universe in general) that not doing exactly what GM wants is "obviously" unthinkable.

Nuts! Tolerating and essentially condoning that sort of tactic is what has gotten the company and to some extent, the country, into the mess they both are in today. In my opinion, ***GM is breaking the law*** and the fact is, there is only one party to this proceeding that has the authority and the power to confront and successfully counteract this strategy--and that is the Federal government. Doing so in this instance would seem to me to be a worthy and important opportunity to exercise that power.

I hope that this information, and this overall shareholder proposal effort, can be useful in some way in encouraging that sort of action. Thank you for considering my recommendations.

Sincerely,



Robert W. Harthagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

Attachment D



GENERAL MOTORS

Notice of Annual Meeting of Stockholders and Proxy Statement

Annual Meeting
May 25, 1990
Fisher Building
3011 West Grand Blvd.
Detroit, Michigan

Proposed Amendments to Employe Pension Program

executive's highest five years of total direct compensation (i.e., the average of five highest years of base salary plus the average of five highest years of bonus and/or restricted stock units awarded) out of the last ten. Subtracted from this amount will be 100% of the maximum Social Security benefit that a person age 65 at the time of retirement would qualify to receive.

In order to be eligible for application of the alternative formula in the determination of his or her supplemental retirement benefit, the employe must meet the following eligibility requirements: (1) have at least ten years of credited Part B Supplementary service; (2) be a U.S. or U.S. International Service Personnel executive level employe at date of retirement or death; (3) be at least 62 years old; (4) be at least 62 years old at time disability commences; (5) be at least 62 years old at time of death for survivor spouse benefits based on benefits determined by application of the alternative formula; and (6) be actively at work on or after October 2, 1989. Moreover, the executive will not be eligible to grow into benefits based upon the alternative formula from layoff status or any long-term leave of absence. Lastly, with respect to any early retirement window programs, the Management Committee will have discretion to temporarily lower the above mentioned age requirements for the duration of the window program in order to induce desired retirements.

Consistent with current supplemental retirement plan benefits, the benefits determined by application of the alternative formula will not be guaranteed. This ensures that Management has the right to reduce the benefit level as appropriate for retirees who may be receiving benefits based upon the alternative formula, as well as for active employes who would be eligible for benefits based upon the alternative formula upon retirement. The plan language will explicitly state that the supplemental retirement benefit based upon the alternative formula can be reduced with the approval of the Incentive and Compensation Committee and the Board. Moreover, similar to conditions placed on annual incentive compensation awards, executives receiving a benefit based upon the alternative formula would be prohibited from working for any competitor or otherwise acting in any manner inimical or contrary to the best interests of the Corporation. If the executive violates any of the conditions precedent, the executive and his beneficiaries thereafter would lose the benefits based upon the alternative formula, commencing with the month following the date of initial violation. Lastly, as approved, the alternative formula is to be effective November 1, 1989. However, no payments have been or will be made under the alternative formula unless and until stockholder approval is obtained. Provided stockholder approval is obtained at the annual meeting, benefit payments based upon the alternative formula would be made retroactive for executives retiring on or after November 1, 1989.

The pension benefit for executives computed using the above described alternative formula will be compared to the pension benefit for executives computed using the formula previously approved by the stockholders and calculated by multiplying the number of years of credited Part B Supplementary service times 2.0% per year of service times the average of the highest five years of base salary out of the last ten. From this amount is subtracted the product calculated by multiplying the number of years of credited service times 2.0% per year of service times the maximum Social Security benefit that a person age 65 at the time of retirement would qualify to receive.

Whichever of the above described formulas generates the greater benefit for the eligible executive will be used as the basis for computing his or her supplemental retirement benefit. Such non-qualified supplemental retirement benefits will be recognized as an operating expense for tax purposes by the Corporation at the time of payment to the

11



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

March 16, 2008

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a response to the letter dated February 7, 2008 from Robert W. Hartnagel (Exhibit A) that was sent in response to my letter dated February 5, 2008 stating that General Motors Corporation ("General Motors" or "GM") intends to omit Mr. Hartnagel's proposal from its proxy materials for the 2008 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(7). Based on Mr. Hartnagel's letter, which provided some clarification, we believe that the proposal may be excluded also under Rule 14a-8(i)(3) as vague and misleading.

According to the February 8 letter, the second paragraph of the Resolutions "describes the specific ***request*** and ***recommendation*** that is being proposed" [emphasis in the original]. This paragraph reads:

> We urge the Board to immediately begin the process of eliminating this huge compensation bonanza by developing a "leveling formula" to reduce the amount of payments that can be used to calculate the pension benefits of GM's highest level executive group. The proposed formula would act to routinely adjust these benefit accruals by the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives.

Since the connection between this resolution and the supporting statement is not clear, we doubt whether stockholders would realize that this is the sole action that the proposal asks the Board to consider.

More importantly, it would not be clear to stockholders or to the Board specifically how the Board should carry out this proposal if it were approved. The proposal contemplates amending pension plans to begin a process of developing some "leveling formula" applicable only to the "highest level executive group" to reduce their benefits accruals proportionately to the reduction in the number of executives "in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives." GM is currently executing a large restructuring initiative announced in late 2005. During the past ten years, we have announced and carried out other major restructuring programs. The reference in the supporting statement to "early GM 'restructuring' objectives," however, suggests the proponent may be referring to actions taken even earlier, before the 1990 changes to the pension plans (i.e., the "series of concurrent modifications to the GM Salaried Employee Retirement Benefit Plan" mentioned two paragraphs later). We doubt that any stockholder could know what restructuring is referred to, or when the six-year period should be counted. The Staff has held that a vague and indefinite proposal may be excluded as contrary to Rule 14a-9 if it would be difficult for stockholders or the company to determine with any reasonable certainty what measures the company would take if the proposal was approved. See Puget Energy, Inc. (March 7, 2002); CCBT Bancorp, Inc. (April 20, 1999); American International Group, Inc. (January 14, 1999); Gannett Co., Inc. (February 24, 1998).

The effect of the proposal, if adopted, would be to penalize certain executives by reducing their future pensions if the overall number of executives declines during their tenure. We think that it is unlikely that stockholders would support penalizing management under those circumstances. We think, however, there is a realistic risk that the proposal's confusing discussion of incentive awards and deferred compensation, neither of which apparently have anything to do with the proposal, could lead stockholders who favor reducing the number of executives and overall executive compensation to vote in favor of this proposal. Certainly it would not be clear to a stockholder from the proposal that certain executives' pensions would be reduced if the number of executives was less than the number ten or 20 years ago, for example before GM disposed of EDS, Hughes and Delphi.

The proposal seems to be based on an incorrect premise—that reducing the number of executives directly results in higher incentive award payments because the amount of funds available is determined regardless of the number of possible recipients. The first paragraph in the supporting statement says:

> In accordance with early GM "restructuring" objectives, the total number of executives eligible to receive annual incentive compensation awards was reduced by more than fifty percent. At the same time, the formula which routinely determined the total amount of revenue that could be made available for the payment of executive incentive awards in any given year (irrespective of the number of executives who were eligible to receive such awards) remained unchanged.

In 2004, we explained to the proponent that the formula for calculating executive annual incentives was revised, with stockholder approval in 1987, to change the fund from a percentage of net income to the sum of the individual target awards to executives (Exhibit B). The proposal and its supporting are false and misleading in stating that the formula did not change, and in implying that the incentive awards paid to executives are directly increased by a decline in the number of executives. Because the proposal is difficult to understand and because it is based on an incorrect understanding of GM's executive incentive compensation, it would violate the proxy rules prohibiting materially false or misleading statements and can therefore be omitted under Rule 14a-8(i)(3). See Verizon Communications Inc. (February 21, 2008).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2008 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Robert W. Hartnagel

Exhibit A

To: A. Larin
C: S. Colby

RECEIVED

FEB ? 2008

OFFICE OF SECRETARY
DETROIT

February 7, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

I learned on February 6, 2008 that General Motors intends to exclude from its next annual meeting proxy material the same shareholder proposal that I have submitted every year since December, 2003. (Please see Attachment A.) It should be particularly noted that the most recent prior exclusion occurred despite the SEC's abject rejection of a similar 2007 GM no-action request (Attachment B). A copy of my letter to this office after learning of that omission is included as Attachment C. For the record, on the basis identified in that letter, I continue to believe that the "material omission" of the information contained in this proposal constitutes a violation of SEC Proxy Rule 14a-9(a).

In response to Anne T. Larin's letter of February 5, 2008 to this office, I want to offer the following comments:

The only thing required to conclusively establish that Ms. Larin's reliance on a Proxy Rule 14a-8(i)(7) "ordinary business" objection as the alleged justification for excluding this shareholder proposal ***is completely misplaced*** is ***simply to read the three paragraphs*** that are contained in the section of the proposal entitled "RESOLVED." Doing so shows unmistakably that this resolution is ***not excludable*** on the identified basis ***because it does NOT seek to obtain shareholder approval of ANY equity compensation plan,*** as is explicitly required by Staff Legal Bulletin 14A.

(Paragraph one of this section simply provides a general introductory statement identifying the principle subject area of the resolution. Paragraph two describes the specific ***request*** and ***recommendation*** that is being proposed. Paragraph three states the specific reason the suggested Board consideration is believed to be appropriate.) The plain fact is, none of these paragraphs conflicts in any way with the "bright-line analysis guideline Staff Legal Bulletin No. 14A, which holds, **"We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on Rule 14a-8(i)(7)."**

As shown below, the same identified paragraphs ***do*** clearly establish that the primary assertions constituting the essence of the rationale supposedly supporting GM's no-action request are blatantly false. In particular, I want to call your attention to the following GM statements:

Third: Curiously, Ms. Larin's letter entirely omits any reference to the second paragraph of the "Resolution Section." By a remarkable coincidence, this section pertains--solely and exclusively--to the post-retirement ***calculation*** of the pension benefits which, under the stated terms of the existing shareholder-authorized salaried employee pension plan, ***either may or may not*** be payable to the individuals in GM's "***highest level executive group.***" As shown in Attachment A, the conveniently-overlooked paragraph states the following:

> "We urge the Board to immediately begin the process of eliminating this huge compensation bonanza by developing a "leveling formula" to reduce the amount of payments that can be used to ***calculate the PENSION BENEFITS of GM's highest level executive group.*** (Emphasis added.) The proposed formula would act to routinely adjust these benefit accruals by the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives."

Fourth: In this connection, it is essential to point out that he language of the original 1990 management proposal which was both submitted to, and voted on by, GM shareholders at the time the specific terms of the ***current*** GM Salaried Employment Pension Plan were established incorporated the following express limitation:

> Proposed Amendments to Employe Pension Program:
>
> "Consistent with current supplemental retirement plan benefits, the benefits determined by application of the alternative formula will not be guaranteed...The plan language will explicitly state that the supplemental retirement benefit based upon the alternative formula can be reduced with the approval of the Incentive and Compensation Committee and the Board." (See Attachment D.)

Please note that this language is directly pertinent to the objection I expressed in the letter to this office (Attachment C) immediately after GM's previous exclusion of this proposal at precisely the same time the "pension benefit lock-in" provision GM management was being submitted for shareholder approval. The fact is, the current Pension Plan language will continue to be ***controlling*** until it is specifically addressed and rescinded by GM shareholders. ***And that, in a nutshell, is the principle reason the Securities and Exchange Commission needs to insure that, prior to being called upon to consider any such modification at the next annual meeting, these same GM shareholders are not again deprived of the entirely material information that this proposal identifies.***)

In conclusion, I want to emphasize that, with the exception of very minor editing changes which did not significantly alter either its basic meaning or effect, the proposal shown in Attachment A contains precisely the same language that the SEC Division of Corporation Finance accepted as being ***in*** full compliance with SEC proxy rules just ten months ago.

I never have had any illusions about the eventual outcome of this four-year-long proceeding. I entered into it with a clear understanding of the difficulty that would be involved for an individual shareholder to oppose anything a company like General Motors had decided to do. It was my firm belief at the outset, however, that the undertaking might at the very least produce a result that would somehow justify the effort I knew it would require. What I never expected, and will never be able to understand or accept--in view of the enormously harmful consequences that the identified management conduct has had on GM shareholders (many of whom are also GM employees and retirees)--is how the Securities and Exchange Commission ever could have permitted this type of blatantly deceitful shareholder communication practices to go unpunished.

Sincerely,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

co: Anne T. Larin, Attorney and Assistant Secretary, General Motors Corporation

False contention number one: The resolution argues that "GM's incentive award program for executives should be revised." (No such request is contained anywhere in the proposal.)

False contention number two: The recommended Board consideration is not "effectively limited" to the compensation of executive officers rather than general compensation policy. (The recommendation does ***not*** in fact address any bonus eligible executive "compensation" plan at all. As is clearly specified in Paragraph two, this resolution pertains solely to "the ***PENSION BENEFITS of GM's highest level executive group.***") (Emphasis added.)

Obviously, Ms. Larin is entirely aware of what this resolution actually does, and does not, state. Her current protestations are largely "lawyer ploys" aimed at creating a high level of uncertainty about whether or not the proposal will even appear in GM's next proxy statement--for the purpose of vastly reducing any opportunity to obtain the potential proxy support from either individual shareholders or institutional investors. As became eminently clear last year, GM will again do exactly as it pleases irrespective of the existence or absence of any SEC no-action determination.

With respect to the preceding brief comments regarding the particular objection Ms. Larin has raised, I also want to provide the following expanded observations:

First: Ms. Larin has grossly misrepresented both the substantive nature and specific effect of the shareholder resolution I submitted. As stated in the very first paragraph, my proposal involves a ***request*** for Board ***consideration***--and nothing more. In addition, the resolution neither seeks nor requires any revision whatsoever to any policy or practice dealing with the compensation of any active General Motors employee, irrespective of his or her organizational level in the company. Instead, every aspect of this resolution pertains entirely to the discretionary authority that is granted to the GM Board under existing provisions of the GM salaried employee ***pension plan*** as it pertains to an "alternate formula" for computing the ***retirement benefit entitlements*** of the very highest level GM executives.

In view of the direct and recurring "***senior executive***" focus in both the "Resolved" and "Supporting Statement" sections of this proposal, it is hard to imagine how the specifically targeted and referenced executive group could have been any more clearly identified. To suggest that SEC proxy rules either can or should be used to prevent shareholders (as a group, and within the context of properly submitted proxy material) from urging Board members to reevaluate the amount of retirement benefits being awarded to the very highest level company executives--in a radically altered operating environment--is absolutely preposterous.

Second: While some sort of parallel examination of "general" compensation practices within GM's overall "bonus eligible" ranks might well be considered appropriate by individual GM Board members, this clearly is ***not*** what this resolution requests. Ms. Larin has used pure conjecture drawn from her own conclusions regarding information contained in the "Supporting Statement" section in order to support her arguments, and certainly not any valid reference to statements in the resolution itself. As the concluding sentence of the proposal plainly states, the central purpose of this resolution, is to "put the brakes on skyrocketing ***top executive*** pensions."

Attachment A

(Page one of two)

Robert W. Hartnagel November, 2007 General Motors shareholder proposal:

RESOLVED: GM shareholders request our Board of Directors to halt the senior executive compensation windfall that is being created by directing the entire financial saving resulting from the elimination of incentive award payments to half of GM's upper management group into the annual incentive compensation and lifetime pension entitlements of surviving executives.

We urge the Board to immediately begin the process of eliminating this huge compensation bonanza by developing a "leveling formula" to reduce the amount of payments that can be used to calculate the pension benefits of GM's highest level executive group. The proposed formula would act to routinely adjust these benefit accruals by the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives.

When highly paid executives who are performing their regular management duties create a substantial financial saving by using company-supplied technology, company facilities, and the efforts of other company personnel working on company time, that saving belongs to the company and its shareholders. It should not be treated simply as a compensation windfall for the executives who produced it.

SUPPORTING STATEMENT: In accordance with early GM "restructuring" objectives, the total number of executives eligible to receive annual incentive compensation awards was reduced by more than fifty percent. At the same time, the formula which routinely determined the total amount of revenue that could be made available for the payment of executive incentive awards in any given year (irrespective of the number of executives who were eligible to receive such awards) remained unchanged. As a result, each year since this massive executive head count reduction was accomplished, the formula continued to generate an aggregate level of funding that was comparable to what previously would have been paid to almost twice the current number of GM executives.

Instead of directing this potential saving toward the attainment of overall GM financial operating objectives, the entire amount is being distributed each year to surviving and current GM executives in the form of greatly expanded incentive compensation payments. While this practice has been justified to shareholders on the basis of surveys of industry-wide compensation practices, these surveys primarily reflect a "racing-your-own-shadow" comparison with companies whose highest level executives are also benefiting from precisely the same kind of restructuring-generated incentive award windfall.

Of even greater significance, however, are the longer term consequences of this practice. Due to a series of concurrent modifications to the GM Salaried Employee Retirement Benefit Plan, these same inflated annual incentive awards now are becoming translated into enormously expanded pension entitlements for a steadily increasing number of senior executive retirees. As a result, this employee benefit plan has been in effect transformed into an extremely lucrative, lifetime, deferred compensation arrangement for senior level management, as well as a huge unfunded long term liability for GM.

It is time to put the brakes on skyrocketing top executive pensions. Vote FOR this proposal.

* * *

Attachment B



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2007

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Re: General Motors Corporation
Incoming letter dated April 10, 2007

Dear Ms. Larin:

This is in response to your letter dated April 10, 2007 concerning the shareholder proposal submitted to General Motors by Robert W. Hartnagel. We also have received letters from the proponent on April 12, 2007 and April 13, 2007. On April 4, 2007, we issued our response expressing our informal view that General Motors could not exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

(8)

Attachment C

April 28, 2007

Mr. Martin Dunn, Deputy Director
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W
Washington, D.C. 20549

Re: Denial of GM no-action request concerning Robert Hartnagel shareholder proposal.

Dear Mr. Dunn:

I learned yesterday evening that, despite the SEC's denial of GM's no-action request, the company has once again omitted my shareholder proposal from its proxy materials. I happen to believe that doing so is a tragedy for GM shareholders and I am writing to urge the SEC to take immediate action to prevent the likely consequences from becoming irreparable. Specifically:

1. Almost half of GM's 90-page proxy statement is devoted to matters that are directly related to ***executive compensation***, including two highly important requests for stockholder approval of management proposals calling for major revisions to the current annual and long-term incentive plans. Among other things, these recommended changes would have the effect of significantly limiting any possibility of altering and/or subsequently withholding incentive compensation executives have already received. ***GM in other words, is attempting to "lock in" the very benefits my proposal seeks to identify and control.***

2. The complex and obscure verbiage of the three Exhibits which identify the full significance of these proposed changes is virtually unintelligible to a typical shareholder and entirely beyond the capacity of even the most avid proxy statement reader to digest and comprehend within the available time limitation for making a decision. This is pure and simply "bulk obfuscation" at its worst and, to me, it flies in the face of the SEC's "plain language" requirement.

3. Omitting my proposal (despite the SEC's no-action request rejection) has the effect of depriving shareholders of an "historical overview" of executive compensation and pension accrual practices that is ***entirely material*** to shareholders' basic understanding of the consequences of their vote regarding the proposed incentive plan changes. As such, I believe excluding my proposal is a deliberate violation of Proxy Rule 14a-9. I also want to point out that this is precisely the sort of problem that I attempted to identify in my April 7, 2006 letter to Nancy M. Morris in response to the SEC's request for public comment regarding proposed executive compensation disclosure requirements. (Please see page two of Exhibit A.)

4. In order to prevent irreparable injury to the interests of GM shareholders, I believe it may be appropriate for the SEC to seek an ***injunction*** to, at the very least, delay the implementation of any changes which would result from shareholder authorization of these incentive plan changes until the issue of omitting this proposal in violation of Proxy Rule 14-a is conclusively resolved.

5. In support of this recommendation, I am enclosing the following documents that were prepared for possible use in the event my proposal was incorporated in this year's GM proxy statement. I believe the information they provide essentially meets the judicial burden required for successfully obtaining an injunction:

> Exhibit B: (Overview of compensation and pension accrual practices)
>
> Exhibit C: (History of proponents unsuccessful attempts to verify pertinent financial data)
>
> Exhibit D: (Description of context in which compensation excesses evolved)

6. The entire three-year history of this proposal submission is a textbook illustration of GM's classic approach to evading and frustrating any attempt to make the company do anything it does not choose to do: (1) Stall. (2) Stonewall. (3) Use its vast political influence and economic resources behind the scenes to get its procedural ducks in line. (4) Then, whenever the company chooses, simply blow the opposition right out of the water by making the consequences of opposing whatever action it decides to take appear so seemingly onerous (both to the opponent, and more importantly, to the overall best interest of the company, the nation, the world and the known universe in general) that not doing exactly what GM wants is "obviously" unthinkable.

Nuts! Tolerating and essentially condoning that sort of tactic is what has gotten the company and to some extent, the country, into the mess they both are in today. In my opinion, ***GM is breaking the law*** and the fact is, there is only one party to this proceeding that has the authority and the power to confront and successfully counteract this strategy--and that is the Federal government. Doing so in this instance would seem to me to be a worthy and important opportunity to exercise that power.

I hope that this information, and this overall shareholder proposal effort, can be useful in some way in encouraging that sort of action. Thank you for considering my recommendations.

Sincerely,



Robert W. Harthagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

Attachment D



Annual Meeting
May 25, 1990
Fisher Building
3011 West Grand Blvd.
Detroit, Michigan

GENERAL MOTORS

Notice of Annual Meeting of Stockholders and Proxy Statement

Proposed Amendments to Employe Pension Program

executive's highest five years of total direct compensation (i.e., the average of five highest years of base salary plus the average of five highest years of bonus and/or restricted stock units awarded) out of the last ten. Subtracted from this amount will be 100% of the maximum Social Security benefit that a person age 65 at the time of retirement would qualify to receive.

In order to be eligible for application of the alternative formula in the determination of his or her supplemental retirement benefit, the employe must meet the following eligibility requirements: (1) have at least ten years of credited Part B Supplementary service; (2) be a U.S. or U.S. International Service Personnel executive level employe at date of retirement or death; (3) be at least 62 years old; (4) be at least 62 years old at time disability commences; (5) be at least 62 years old at time of death for survivor spouse benefits based on benefits determined by application of the alternative formula; and (6) be actively at work on or after October 2, 1989. Moreover, the executive will not be eligible to grow into benefits based upon the alternative formula from layoff status or any long-term leave of absence. Lastly, with respect to any early retirement window programs, the Management Committee will have discretion to temporarily lower the above mentioned age requirements for the duration of the window program in order to induce desired retirements.

Consistent with current supplemental retirement plan benefits, the benefits determined by application of the alternative formula will not be guaranteed. This ensures that Management has the right to reduce the benefit level as appropriate for retirees who may be receiving benefits based upon the alternative formula, as well as for active employes who would be eligible for benefits based upon the alternative formula upon retirement. The plan language will explicitly state that the supplemental retirement benefit based upon the alternative formula can be reduced with the approval of the Incentive and Compensation Committee and the Board. Moreover, similar to conditions placed on annual incentive compensation awards, executives receiving a benefit based upon the alternative formula would be prohibited from working for any competitor or otherwise acting in any manner inimical or contrary to the best interests of the Corporation. If the executive violates any of the conditions precedent, the executive and his beneficiaries thereafter would lose the benefits based upon the alternative formula, commencing with the month following the date of initial violation. Lastly, as approved, the alternative formula is to be effective November 1, 1989. However, no payments have been or will be made under the alternative formula unless and until stockholder approval is obtained. Provided stockholder approval is obtained at the annual meeting, benefit payments based upon the alternative formula would be made retroactive for executives retiring on or after November 1, 1989.

The pension benefit for executives computed using the above described alternative formula will be compared to the pension benefit for executives computed using the formula previously approved by the stockholders and calculated by multiplying the number of years of credited Part B Supplementary service times 2.0% per year of service times the average of the highest five years of base salary out of the last ten. From this amount is subtracted the product calculated by multiplying the number of years of credited service times 2.0% per year of service times the maximum Social Security benefit that a person age 65 at the time of retirement would qualify to receive.

Whichever of the above described formulas generates the greater benefit for the eligible executive will be used as the basis for computing his or her supplemental retirement benefit. Such non-qualified supplemental retirement benefits will be recognized as an operating expense for tax purposes by the Corporation at the time of payment to the

h

Exhibit B



General Motors Corporation
Global Compensation
482-C32-C66
300 Renaissance Center
Detroit, MI 48265

January 22, 2004

Mr. Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Dear Mr. Hartnagel:

Ms. Anne Larin forwarded your stockholder proposal to me for review and asked that I clarify our bonus formula and related Supplemental Executive Retirement Plan (SERP) issues you raise in that proposal.

The formula for calculating executive annual incentives, or bonus, at General Motors was revised and approved by stockholders in 1987. At that time, the formula was revised to consider the number of executives eligible for incentive awards by incorporating a "bottom-up" approach whereby the fund was the sum of the competitive targets of each individual executive. This was done to mitigate the possibility of generating excess funding beyond competitive levels. As you point out, the prior GM practice generated a fund based on a percent of net income over a certain threshold which, over time, may have provided excess compensation as the executive population decreased. I believe the current approach of using the sum of the individual targets addresses your concern regarding the bonus formula.

As a result, the SERP, which is separate from the Salaried Retirement Plan (SRP), is not inflated by excess annual incentive compensation. The GM SERP provides a benefit, which is about average when compared to competitive practice. Also consistent with general practice, the SERP is unfunded, unlike SRP. And, finally, the benefit as a percent of total compensation is relatively modest, as long-term compensation (options and LTIP) opportunity is not comprehended in the formula.

Over the years, GM has exhibited responsible compensation practices, particularly relating to the link to company performance. Since 1990, GM has had five years ('90-'93 and 2001) where no bonus was paid because the performance targets were not achieved. A large number of GM options are "under water." No action has been taken to reprice or reissue these options. Overall, GM has never been viewed as excessive in its pay practices.

I hope this clarifies the GM Annual Incentive formula.

Sincerely,



Jenny R. Machak
General Director

c: **Anne T. Larin**

March 18, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: Response to Anne T. Larin's letter dated March 16, 2008 concerning GM's no-action request and planned exclusion of R. W. Hartnagel shareholder proposal

Ladies and Gentlemen:

This is my response to a letter dated March 16, 2008, signed by Anne T. Larin (that I received about 10 minutes ago) concerning GM's latest highly questionable reasons for excluding my "skyrocketing executive pension benefit" shareholder proposal for the fifth consecutive year.

First, it should be noted that the "vague and misleading" alleged justification for this planned exclusion is ***untimely*** and should be disregarded. All of the identified alleged shortcomings, even if they were valid (which they are not), would have been potentially correctable--if they had been raised within the 14-day time limitation period that the SEC provides to permit the prompt identification and resolution of any such shortcoming under Proxy Rule 14a-8(f), which states in pertinent part as follows:

> "(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed to adequately correct it. ***Within 14 calendar days of receiving your proposal,*** the company ***must notify you in writing*** of any procedural or eligibility deficiencies, as well as the time frame for your response"(emphasis added).

I received no such notification concerning this or any of the five proposals that preceeded it.

I also want to emphasize that GM has repeatedly utilized a similar 10-day ***unequivocal*** response requirement to my substantial detriment on several prior occasions, and I see absolutely no justification for allowing the company to brazenly "work both sides of the street" by now using SEC proxy rules as both a "sword and a shield" to block legitimate shareholder input in this way.

In addition, even if GM's belated charges might possibly require consideration at this late date, which they do not, GM is already entitled to express any such comments ***in its own proxy statement response*** (which quite significantly is not subject to the same 100-word length limitation that shareholders are required to observe in addressing enormously complex subjects like this one most certainly is).

Second, with respect to the alleged "incorrect premise" that is now being both belatedly and incorrectly raised (please see page two, paragraphs three-five of Ms. Laim's letter), it is not only this allegation itself that is untimely, but even more importantly, it should be noted that this allegation is completely at odds with the abject, protracted ***refusal*** by General Motors to respond to my repeated requests for information that could have eliminated any possible so-called "incorrectness." In support of this statement, I am attaching copies of three (highlighted) letters that were sent to Ms. Lairn's office in 2004, 2005 and 2007 specifically requesting precisely the information she now complains is supposedly missing in the 2008 proposal (see Attachments A, B and C). GM has completely ignored all of these requests, and in my opinion, the "sword and shield" analogy is particularly apt in this instance as well.

The fact is, General Motors is trying to make a sham of SEC proxy rules, and to do so for the thoroughly inappropriate purpose of once again perpetuating a gross injustice against its own shareholders. My proposal is neither incorrect nor misleading. What it is from my perspective at least, and what it has been for far too long, is ***sadly absent*** from a proxy statement that has been repeatedly used to mislead and deceive the owners of General Motors Corporation into unknowingly permitting an unconscionable and extremely long-standing assault on both company resources and on the assets of employee benefit plan trust accounts.

I urge the Division of Corporation Finance to, at the very least, give GM shareholders a chance, however belated it may be, to finally "catch on" to the misleading communication practices that have permitted top executive benefit entitlements to "skyrocket," and in this one small way, to hopefully moderate the enormous disservice that muzzling entirely legitimate shareholder input has had to this point in this otherwise grossly one-sided forum for discussion.

Sincerely,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

cc: Anne T. Larin, Attorney and Assistant Secretary, General Motors Corporation

Attachment A

December 15, 2005

Nancy E. Polis
Secretary, General Motors Corporation
MC 482-C38-871
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Dear Ms. Polis:

I am resubmitting the enclosed stockholder proposal dealing with skyrocketing GM executive pension entitlements. An identical proposal was excluded from the 2004 proxy statement by GM management following its original submission in December, 2003. The timing of GM's responses to the initial proposal, in conjunction with the particular requirements that are imposed by SEC proxy rules, combined to delay--for thirty months--any possibility of my being able to present this recommendation for consideration by GM stockholders.

The complete text of the proposal is highlighted on pages one and two of my letter dated January 10, 2004. (Please see Attachment A) This letter was initially sent to outside members of the General Motors board of directors for the purpose of identifying a number of material omissions in proxy statement disclosures which contributed to the creation of an excessive and inappropriate expansion of top executive pension benefits.

In conjunction with this re-submission, I would like to request a reply from General Motors to the enclosed letter dated January 26, 2004 (Attachment B). GM did not respond in any way at that time to the particular matters that were identified in the letter.

As shown in Attachment C, subsequent to the exclusion of this proposal in 2004, during 14-months of communication with the Securities and Exchange Commission regarding the far-reaching "public policy" significance of GM's shareholder communication practices, I made an intensive examination of proxy statement disclosures dealing with modifications to GM executive compensation and salaried employee retirement benefit plans which had been recommended to shareholders by GM management. This study concluded, among other things, that a series of barely discernible, if not entirely undetectable, changes--sometimes involving material nonpublic information which was known to top management, but not disclosed to the shareholders who were being asked to authorize the changes--combined to produce a fifteen thousand percent increase in the pension benefit entitlements of the very highest level GM executives, compared to those which existed at the commencement of GM's earliest "restructuring" initiatives. (Other forms of long-term, incentive and deferred executive compensation and benefits are not reflected in this calculation.)

In an effort to insure that only completely accurate information will be used when describing the basis for my conclusions, I would also like to request that I be promptly informed in the event any of the data contained in Attachment C is not considered by GM to be accurate (and if so, what data is considered to be accurate).

Finally, as shown in the enclosed statement, for the past twelve months my investment in GM Common Stock has exceeded the $2,000 level required under Proxy Rule 14a-(f)(1). In the event this proposal is included in the 2006 GM proxy statement, I will continue to own GM stock with at least this market value until the date of the next Annual Meeting. I also will be present at the meeting to introduce the proposal to General Motors stockholders.

Please notify me if any additional information is needed.

Sincerely,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

Attachment B

January 26, 2004

Ms. Jenny R. Machak
General Director-Global Compensation
General Motors Corporation
Mail Code 482-C32-C66
300 Renaissance Center
Detroit, MI 48265

Dear Ms. Machak:

Thank you for your letter dated January 22, 2004, which arrived this afternoon. While the information you provided is useful in certain respects, it omits the type of basic financial data which would permit me, or any other shareholder, to determine for ourselves just whether or not GM has been, as I believe you stated it, "excessive in its pay practices."

Irrespective of whatever acronym is used to describe the particular *form* of incentive payments which are being received by a sharply reduced total number of executives, it would seem to me that it still is the aggregate per-capita dollar amount which is being both generated from GM net income and actually awarded on a year-by-year basis that provides the only meaningful basis for evaluating not only what GM pay practices are, but how they can be compared in either historical or competitive terms.

So that I can decide how to proceed with respect to the shareholder proposal I have submitted, I would be grateful if you would be kind enough to update the (enclosed) numerical overview which was incorporated in the proposal, particularly in the categories which have been highlighted. Also, if the pre-1987 net-earnings-based "bonus pot" formula was replaced by another formula, it would be helpful to know how that formula compares to the prior one, and exactly what maximum limit has now been established by shareholders with respect to the proportion of net earnings which may be directed toward the payment of annual incentive awards.

I also am providing the attached charts and news article for your examination. They provide a somewhat different perspective on whether executive compensation and retirement benefits might reasonably be described as "excessive," particularly when they are viewed in comparison with non-executive salaried employees on a yearly basis during the entire post-restructuring (1983-2003) time period. Since the enclosed (colored) bar chart was generated from my own examination of Annual Report data, it would be helpful as well to have an updated and, if necessary, corrected summary reflecting comparable GM-supplied data.

I apologize for troubling you in this way, however, as long as GM management employees continue to represent to shareholders that compensation practices are not excessive, shareholders are, or should be, entitled to receive meaningful and complete financial data, presented in an understandable way, so it is possible to reach our own conclusion on that point as well.

(Financial data included in Shareholder Proposal)

Actual GM data applicable to incentive compensation awards BEFORE "restructuring"

Year	($000) Net Income	($000) Bonus Pot	
1976	2,902.8	139.7	
1977	3,237.5	161.0	(1976-79 average # recipients = 6648)
1978	3,508.0	168.4	
1979	2,892.7	133.8	

Actual GM data applicable to incentive pay practices SINCE the start of "restructuring"

Year	Net Income	Bonus Pot	
1983	3,730.2	180.0	
1984	4,516.5	224.1	
1985	3,999.0	218.6	(1983-89 average # recipients = 5145)
1986	2,944.7	169.1	
1987	3,550.9	157.0	
1988	4,856.3	241.7	
1989	4,224.3	238.8	

Data projecting incentive pay based on PRESUMED continuation of historical "bonus pot" funding practices--because Proxy Statements no longer supply total award information

Year	Net Income	Bonus Pot (ESTIMATE ONLY)	
1993	2.465	286.9	
1994	4,901	764.2	
1995	6,881	1.152.1	
1996	4,963	776.2	(Estimated 1993-2000 average # recipients = 3,500)
1997	6.698	1,116.2	
1998	2,956	383.2	
1999	6,092	997.5	
2000	4,452	676.2	
2001	____	____	
2002	____	____	
2003	____	____	

Conclusions: The calculations made in conjunction with submission of this shareholder proposal suggest the following:

1. Total 1983-89 incentive awards: $ 1,414,300,000
2. Estimated total 1999-2002 annual incentive awards: $ 6,152,500,000
3. Executive head count reduction 1983-2000 = 3,348, (or 50.3% of pre-1983 level)

In summary, I can find nothing of substance in the information you provided that would justify either altering or abandoning the any of the points that were raised in my shareholder proposal. If General Motors is able to provide the specific financial data I have requested, I certainly would be more than willing to make any adjustments that may prove to be in order. Further, if GM believes any particular statement or statements in my proposal are incorrect, I believe it would be appropriate at this point to identify which statement is incorrect and exactly what is incorrect about it.

Finally, I am entirely willing to delay, for the present, any further efforts to address this matter in order to give GM a reasonable opportunity to respond to this request. The generalized assurances you have provided are encouraging and I am hopeful that these additional details can completely resolve this matter.

Very truly yours,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

c: Anne T. Larin

Attachment C

BY CERTIFIED MAIL-NO 7001 2510 0008 4923 3250-RETURN RECEIPT REQUESTED

November 20, 2007

Nancy E. Polis
Secretary of the Corporation
General Motors Corporate Headquarters
300 Renaissance Center
Mail Code 482-C38-B71
P.O. Box 300
Detroit, MI 48265-3000

Dear Ms. Polis:

For the fourth consecutive year since December 19, 2003, I am submitting the enclosed stockholder proposal urging prompt action by the GM Board of Directors to control the skyrocketing lifetime pension entitlements of GM's highest level executive group. (Please see Attachment A)

As you are aware, my previous proposal was excluded from 2007 proxy materials despite the Securities and Exchange Commission's unequivocal rejection of GM's request for a "no-action letter" sanctioning this omission. (Attachment B)

To insure that only accurate data will be used in any future communications regarding this proposal, I would like to request that I be promptly advised of the total annual dollar amount GM's highest-paid retiree has received in each calendar year since January 1, 1978, along with a separate year-to-date amount for the 11-month period ending November 30, 2007.

As you know, General Motors has not responded to any of my previous requests to confirm (and if necessary, correct) the proxy statement and other data that was used in making the particular calculations that were previously furnished to GM management for this specific purpose. In support of my latest request, I have included as Attachment C a copy of an Automotive News article stating that shareholders in attendance at a GM Annual Meeting shortly in advance of the commencement of GM's earliest "restructuring" initiatives were informed by former Chairman Thomas A. Murphy that "GM's highest-paid retiree receives just over $117,000 a year."

Obviously, the importance of clearly differentiating between proxy statement disclosures regarding estimated future senior executive pension benefit entitlements and the actual dollar amount that is eventually received can hardly be overstated. To illustrate the importance of this distinction, if the latest proxy statement total pension projection for GM's current chief executive officer (**$16.4 million**) were to be compared to the pre-restructuring "highest-paid retiree" amount identified above (**$117,000**), it would suggest that comparable top executive pensions have increased **more than thirteen thousand percent** since that time. Even this increase, however, might not reflect such key considerations as, for example, the GM Board's discretion to award additional years of credited service to designated key executives for the purpose of calculating pension benefit accruals, or a considerable number of other compensation factors that cannot be predicted, but which clearly have the potential for substantially increasing the total eventual lifetime benefit entitlement.

Only actual pension payout numbers can provide a clear view of the full financial impact of these enormous lifetime pension benefit increases and thereby insure an accurate "apples-to-apples" comparison with previous disclosures that have been made to shareholders attending GM annual meetings.

I also want to offer General Motors an opportunity to promptly confirm, or if necessary correct, the information contained in the document identified as Attachment D. It is meant to replace and supercede the information that was previously provided to you as Attachment C to my letter of December 15, 2005 in conjunction with the second submission of this shareholder proposal.

Finally, I am also providing the required brokerage statement certifying that, for the past twelve months, my investment in GM common stock has continuously exceeded the level required under Proxy Rule 14a-(f)(1). (Attachment E) In the event this proposal is included in the 2007 proxy statement, I will continue to own this stock until the date of the next GM Annual Meeting.

Please notify me if any additional information is needed.

Sincerely,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 2, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 5, 2008

The proposal urges the board to develop a "leveling formula" to reduce the amount of payments that can be used to calculate the pension benefits of General Motors' highest level executive group and provides that the proposed formula would act to routinely adjust these benefit accruals by "the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives."

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which General Motors relies.

Sincerely,



Song Brandon
Attorney-Advisor

END